EX-99(a)(5)(ii)

Press Release For immediate release
Invesco Advisers Announces Expiration of Tender Offer for Invesco Dynamic Credit Opportunities Fund
CONTACT: Jeaneen Terrio 212-278-9205; Jeaneen.Terrio@invesco.com

ATLANTA, October 8, 2021 –

Invesco Advisers, Inc., a subsidiary of Invesco Ltd. (NYSE: IVZ), announced today the preliminary results of the previously announced tender offer for Invesco Dynamic Credit Opportunities Fund (NYSE: VTA), (the “Fund”). The tender offer expired at 11:59 p.m., New York City time, on Thursday, October 7, 2021 (the “Expiration Date”).

The Fund conducted a tender offer for cash of up to 12,596,028 of the Fund’s outstanding common shares of beneficial interest (“common shares”), representing twenty percent of its common shares. Based on current information, approximately 32,822,242 common shares, or approximately 52.12% of the Fund’s common shares outstanding, were tendered through the Expiration Date.  Because the number of shares tendered exceeded 12,596,028 shares, the relative number of common shares that will be purchased from each shareholder will be prorated based on the number of common shares properly tendered.

The final number of the Fund’s common shares validly tendered and accepted pursuant to the tender offer will be announced at a later date. The Fund expects to make cash payments for tendered and accepted common shares at a price equal to 98.5% of the Fund’s net asset value as of the close of regular trading on the New York Stock Exchange on Friday, October 8, 2021. Payment for common shares tendered and accepted is expected to be sent to tendering shareholders within approximately five business days after the Expiration Date.

The Fund has implemented a managed distribution plan (the “Plan”) whereby the Fund will pay its monthly dividend to common shareholders at a stated fixed monthly distribution amount of $0.075 per share. The Plan is intended to provide shareholders with a consistent, but not guaranteed, periodic cash payment, regardless of when or whether income is earned or capital gains are realized. If sufficient investment income is not available for a monthly distribution, the Fund will distribute long-term capital gains and/or return of capital in order to maintain its managed distribution level under the Plan. A return of capital may occur, for example, when some or all of the money that shareholders invested in the Fund is paid back to them. A return of capital distribution does not necessarily reflect the Fund’s investment performance and should not be confused with “yield” or “income.” No conclusions should be drawn about the Fund’s investment performance from the amount of its distributions or from the terms of the Plan. The Plan will be subject to periodic review by the Fund’s Board of Trustees, and the Board of Trustees may amend the terms of the Plan or terminate the Plan at any time without prior notice to the Fund’s shareholders. The amendment or termination of the Plan could have an adverse effect on the market price of the Fund’s common shares.

Invesco 1555 Peachtree Street, N.E. Atlanta, GA 30309 www.invesco.com

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For more information, call 1-800-341-2929.

This communication is not intended to, and shall not, constitute an offer to purchase or sell shares of any of the Invesco Funds, including the Fund.

About Invesco Ltd.
Invesco Ltd. is a global independent investment management firm dedicated to delivering an investment experience that helps people get more out of life. Our distinctive investment teams deliver a comprehensive range of active, passive and alternative investment capabilities. With offices in more than 20 countries, Invesco managed $1.5 trillion in assets on behalf of clients worldwide as of June 30, 2021. For more information, visit www.invesco.com.

Invesco Distributors, Inc. is the U.S. distributor for Invesco Ltd.’s retail products. Invesco Advisers, Inc. is an investment adviser; it provides investment advisory services to individual and institutional clients and does not sell securities. Each entity is a wholly owned, indirect subsidiary of Invesco Ltd.

Note: There is no assurance that a closed-end fund will achieve its investment objective. Common shares are bought on the secondary market and may trade at a discount or premium to NAV. Regular brokerage commissions apply.

NOT A DEPOSIT l  NOT FDIC INSURED  l  NOT GUARANTEED BY THE BANK  |  MAY LOSE VALUE  |  NOT INSURED BY ANY FEDERAL GOVERNMENT AGENCY

—Invesco—

Invesco 1555 Peachtree Street, N.E. Atlanta, GA 30309 www.invesco.com